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                             August 5, 2020

       Craig D. Fischer
       Chief Financial Officer
       Hemisphere Media Group, Inc.
       4000 Ponce de Leon Boulevard
       Suite 650
       Coral Gables, FL 33146

                                                        Re: Hemisphere Media
Group, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed March 9, 2020
                                                            File No. 001-35886

       Dear Mr. Fischer:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Notes to Consolidated Financial Statements
       Note 7. Equity Investments, page F-26

   1. Considering that you hold variable interests in certain VIEs but are not their respective primary beneficiary,
please disclose the methodology for your determination, including significant judgments
and assumptions, as well as other required information pursuant to
                                                        ASC 810-10-50-5A and
advise us in detail.
 Craig D. Fischer
Hemisphere Media Group, Inc.
August 5, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kathryn Jacobson, Senior Staff Accountant at (2002) 551-3365 or
Robert Littlepage, Accountant Branch Chief at (202) 551-3361with any questions.



FirstName LastNameCraig D. Fischer                        Sincerely,
Comapany NameHemisphere Media Group, Inc.
                                                          Division of
Corporation Finance
August 5, 2020 Page 2                                     Office of Technology
FirstName LastName